Exhibit 4.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

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Executive Directors: YANG Jie (Chairman) WANG Yuhang	Registered Office: 60th Floor The Center
DONG Xin	99 Queen’s Road Central
Hong Kong
Independent Non-executive Directors:
Moses CHENG Mo Chi
Paul CHOW Man Yiu Stephen YIU Kin Wah YANG Qiang	14 April 2020

To the Shareholders

Dear Sir or Madam,

1.	BUY-BACK MANDATE

This is the explanatory statement required to be sent to shareholders under the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) in connection with the proposed ordinary resolution set out in item 6 of the notice of the annual general meeting dated 14 April 2020 (the “AGM Notice”) for the approval of the renewal of the general mandate for buy-back of shares. This document also constitutes the memorandum required under section 239 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong). Reference in this document to “Shares” means share(s) of all classes in the capital of China Mobile Limited (the “Company”).

Exercise of the Buy-back Mandate

Whilst the board of directors of the Company (the “Board”) do not presently intend to buy back any Shares immediately, they believe that the flexibility afforded by the mandate granted to them if the ordinary resolution set out in item 6 of the AGM Notice (the “Buy-back Mandate”) is passed would be beneficial to the Company and its shareholders as a whole.

It is proposed that up to 10 per cent. of the number of issued Shares on the date of the passing of the resolution to approve the Buy-back Mandate may be bought back. As at 25 March 2020, the latest practicable date for determining such figures, 20,475,482,897 Shares were issued. On the basis of such figures, the Board would be authorised to buy back up to 2,047,548,289 Shares during  the  period  up  to  the  date  of  the  next  annual  general  meeting in  2021,  or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or the revocation or variation of the Buy-back Mandate by an ordinary resolution of the shareholders at a general meeting of the Company, whichever of these three events occurs first.

Reasons for Buy-backs

Buy-backs of Shares will only be made when the Board believes that such a buy-back will benefit the Company and its shareholders. Such buy-backs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share.

Funding of Buy-backs

Buy-backs pursuant to the Buy-back Mandate would be financed entirely from the Company’s available cash flow or working capital facilities. Any buy-backs will be made out of funds of the Company legally permitted to be utilised in this connection in accordance with its articles of association and the laws of Hong Kong, including distributable profits. Under the Companies Ordinance, a company’s distributable profits, in relation to the making of a payment by the company, are those profits out of which the company could lawfully make a distribution equal in value to the payment.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent published audited accounts for the year ended 31 December 2019 dated 19 March 2020) in the event that the Buy-back Mandate is exercised in full. However, the Board does not propose to exercise the Buy-back Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Board are from time to time appropriate for the Company.

Disclosure of Interests

None of the directors of the Company, and to the best of their knowledge, having made all reasonable enquiries, none of their associates, have any present intention, if the Buy-back Mandate is approved by the shareholders of the Company, to sell any Shares to the Company or its subsidiaries.

No core connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, nor have they undertaken not to do so, if the Buy-back Mandate is approved by the shareholders of the Company.

Directors’ Undertaking

The Board has undertaken to the Stock Exchange that, so far as the same may be applicable, it will exercise the Buy-back Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

Share Buy-backs Made by the Company

No  buy-backs  of  Shares  have  been  made  by  the  Company  during  the  last  six  months (whether on the Stock Exchange or otherwise).

Takeovers Code Consequences

If as a result of a buy-back of Shares by the Company, a shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”). As a result, a shareholder, or group of shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. The Board is aware of the consequences arising under the Takeovers Code of any buy-back.

As at 25 March 2020 (being the latest practicable date prior to the printing of this document), the immediate controlling shareholder of the Company, China Mobile Hong Kong (BVI) Limited (“CMHKBVI”), was recorded in the registers required to be kept by the Company under section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) as having an interest in 14,890,116,842 Shares, representing approximately 72.72 per cent. of the number of issued shares of the Company as at that date. In the event that the Buy-back Mandate is exercised in full and assuming that there is no change in the number of Shares held by CMHKBVI, the shareholding of CMHKBVI in the Company will be increased to approximately 80.80 per cent. of the reduced number of issued shares of the Company immediately after the exercise in full of the Buy-back Mandate. The Board is not aware of any consequences in relation to CMHKBVI which would arise under the Takeovers Code as a result of such share buy-back by the Company. In addition, in exercising the Buy-back Mandate (whether in full or otherwise), the Board will ensure that the Company shall comply with the requirements of the Listing Rules, including the minimum percentage of Shares being held in public hands.

Market Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous 12 months before the latest practicable date prior to the printing of this document were:

	Traded Market Price
	Highest	Lowest
	HK$	HK$
2019
March	87.70	79.70
April	81.00	73.50
May	74.65	68.45
June	71.50	68.00
July	71.80	66.50
August	68.10	62.05
September	67.80	63.80
October	66.85	63.60
November	65.30	58.85
December	66.20	58.30

2020
January	70.00	62.60
February	67.85	60.85
March (up to and including 25 March 2020)	62.80	45.20

Extension of Share Issue Mandate

A resolution as set out in item 8 of the AGM Notice will also be proposed at the annual general meeting authorising the Board to increase the maximum number of new Shares which may be issued under the general mandate for the issuance and allotment of Shares by adding to it the number of any Shares bought back pursuant to the Buy-back Mandate.

2.	RE-ELECTION OF DIRECTORS

Pursuant to Article 99 of the Company’s Articles of Association, Mr. WANG Yuhang will hold office until the forthcoming annual general meeting of the Company and will then be eligible for re-election. Besides, pursuant to Article 95 of the Company’s Articles of Association, Mr. Paul CHOW Man Yiu and Mr. Stephen YIU Kin Wah will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election.

The biographies of the directors proposed for re-election at the forthcoming annual general meeting (“Directors for Re-election”) are set out in Appendix I to this document. Except as disclosed in such biographies, the Directors for Re-election have not held any other directorships in any listed public companies in the last three years. Further, except as noted in the biographies, none of the Directors for Re-election is connected with any directors, senior management or substantial or controlling shareholders of the Company. None of the Directors for Re-election has any interests in the shares of the Company within the meaning of Part XV of the SFO.

The service contracts of all the Directors for Re-election do not provide for a specified length of service and each of such directors will be subject to retirement by rotation and re-election at annual general meetings of the Company every three years. Each of the Directors for Re-election is entitled to an annual director’s fee of HK$180,000 as proposed by the Board and approved by the shareholders of the Company. Director’s fees are payable on a time pro-rata basis for any non-full year’s service. Mr. WANG Yuhang has voluntarily waived his annual director’s fees. The remuneration  of the Directors for Re-election has been determined with reference to the individual’s duties, responsibilities and experience, and to prevailing market conditions.

None of the Directors for Re-election has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than under normal statutory obligations.

Save as disclosed above, there are no other matters relating to the re-election of the Directors for Re-election that need to be brought to the attention of the shareholders of the Company nor is there any information to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules.

Mr. Paul CHOW Man Yiu was appointed as an independent non-executive director of the Company in May 2013 as proposed by the Nomination Committee of the Company and after review and approval by the Board. With his financial and regulatory expertise that is unique in the Board, he can contribute to the Board diversity of the Company and is a highly valued and respected member of the Board. Each year, he provided the Company with a confirmation of his independence, and the Board is of the view that he is independent. The Board believes that he will make a significant contribution to the Company with his extensive experience gained from the financial services industry as well as various listed companies, public organizations and securities regulatory bodies. Accordingly, the Board is of the view that the re-election of Mr. Paul CHOW Man Yiu as an independent non-executive director of the Company is in the interests of the Company and its shareholders as a whole.

Mr. Stephen YIU Kin Wah was appointed as an independent non-executive director of the Company in March 2017 as proposed by the Nomination Committee of the Company and after review and approval by the Board. With his accounting expertise that is unique in the Board, he can contribute to the Board diversity of the Company and is a highly valued and respected member of the Board, and is also qualified under the Listing Rules as the Chairman of the Audit Committee of the Company. Each year, he provided the Company with a confirmation of his independence, and the Board is of the view that he is independent. The Board believes that he will make a significant contribution to the Company with his extensive experience gained from the accounting profession. Accordingly, the Board is of the view that the re-election of Mr. Stephen YIU Kin Wah as an independent non-executive director of the Company is in the interests of the Company and its shareholders as a whole.

Yours faithfully
Wong Wai Lan, Grace
Company Secretary

APPENDIX I

BIOGRAPHI E S   O F   T H E   DIR E CT ORS   PROPOS E D   FOR   R E - E L E CTION   AT   TH EFORTHCOMING ANNUAL GENERAL MEETING

EXECUTIVE DIRECTOR

MR. WANG YUHANG

Age 58, Executive Director of the Company, joined the Board of Directors of the Company in October 2019, principally in charge of human resources and inspection matters. He is also a Director of CMCC and CMC. Mr. Wang formerly served as a deputy general manager of Development Department, general manager of Supervision Department, deputy director of Supervision and Inspection Office, the chief director of Legal Center, general manager of Human Resources Department and executive vice president of China Ocean Shipping (Group) Company; a vice president of COSCO Americas Inc.; the general manager of COSCO Shipbuilding Industry Company; the general manager of COSCO Shipyard Group Co., Ltd. as well as the executive vice president of China COSCO SHIPPING Corporation Limited. Over the past three years, Mr. Wang had served as a non-executive director and vice chairman of China International Marine Containers (Group) Co., Ltd. (listed in Hong Kong and Shenzhen), a non-independent and non-executive director and the chairman of COSCO SHIPPING International (Singapore) Co., Ltd. (listed in Singapore), a non-executive director of COSCO SHIPPING Holdings Co., Ltd. (listed in Hong Kong and Shanghai), and an executive director and the chairman of COSCO SHIPPING International (Hong Kong) Co., Ltd. (listed in Hong Kong). Mr. Wang graduated from Dalian Maritime College in 1983 with a major in marine engineering management. He is a senior engineer with many years of experience in the shipping industry and in human resources and corporate management.

INDEPENDENT NON-EXECUTIVE DIRECTORS

MR. PAUL CHOW MAN YIU

Age 73, Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in May 2013. He was appointed as the Chairman of the Nomination Committee in May 2016. He was the Chief Executive of the Asia Pacific Region (ex-Japan) of HSBC Asset Management (Hong Kong) Limited from 1997 to 2003, an executive director and Chief Executive of Hong Kong Exchanges and Clearing Limited from April 2003 to January 2010, the Chairman of Hong Kong Cyberport Management Company Limited from June 2010 to May 2016, an independent non-executive director of Bank of China Limited from October 2010 to August 2016, a member of the Advisory Committee on Innovation and Technology of the Government of the Hong Kong Special Administrative Region from April 2015 to March 2017 and an independent non-executive director of CITIC Limited from March 2016 to June 2019. Mr. Chow currently serves as an independent non-executive director of Julius Baer Group Ltd. and Bank Julius Baer & Co. Ltd.

MR. STEPHEN YIU KIN WAH

Age 59, Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in March 2017. He was appointed as the Chairman of the Audit Committee in May 2018. Mr. Yiu is currently a Non-Executive Director of the Insurance Authority, an Independent Non-Executive Director of Hong Kong Exchanges and Clearing Limited and ANTA Sports Products Limited, a Council member of The Hong Kong University of Science and Technology, and a member of the Exchange Fund Advisory Committee of The Hong Kong Monetary Authority and ICAC Complaints Committee. Mr. Yiu joined the global accounting firm KPMG (“KPMG”) in Hong Kong in 1983 and was seconded to KPMG in London, the United Kingdom from 1987 to 1989. Mr. Yiu became a partner of KPMG in 1994, served as the Partner in Charge of Audit of KPMG from 2007 to 2010, and served as the Chairman and Chief Executive Officer of KPMG China and Hong Kong as well as a member of the Executive Committee and the Board of KPMG International and KPMG Asia Pacific from April 2011 to March 2015. Mr. Yiu formerly also served as a member of the Audit Profession Reform Advisory Committee and the Mainland Affairs Committee of the Hong Kong Institute of Certified Public Accountants. Mr. Yiu is a fellow member of the Association of Chartered Certified Accountants, a fellow member of the Hong Kong Institute of Certified Public Accountants and a member of the Institute of Chartered Accountants of England and Wales. Mr. Yiu received a professional diploma in accountancy from The Hong Kong

APPENDIX I

Polytechnic (now known as The Hong Kong Polytechnic University) in 1983, and holds a master’s degree in business administration from the University of Warwick in the United Kingdom.